

November 17, 2010

Richard J. Church
President
REO Plus, Inc.
3014 McCulloch Circle
Houston, Texas 77056

> **Re:** **REO Plus, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2010**
> **File No. 333-170054**

Dear Mr. Church:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that your plan of business is to acquire real estate properties and assets. Thus, please file your next amendment on Form S-11. Please refer to General Instructions A. to Form S-11.

2. Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any.

3. Please include a section on management's discussion and analysis of your financial condition and results of operation pursuant to Item 303 of Regulation S-K.

4. We note your disclosure that you do not believe that your anticipated principal activities will subject you to the Investment Company Act of 1940. Your sole current

property interest, however, is 400 units of limited liability company member interests. Please provide us with a detailed legal analysis of why you believe you are not subject to the Investment Company Act of 1940. If you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, please provide us with a detailed legal analysis of this exemption and how your investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

5. We note your disclosure throughout the prospectus that states that Akashic Ventures, Inc. is a publicly held corporation that once filed reports with the Commission. Please tell us the file number under which Akashic filed reports. Please also expand your disclosure to describe when Akashic became dormant and when it terminated its reporting obligations under the Securities Exchange Act of 1934.

6. We note that Mr. Church is currently the beneficial owner of 100% of the outstanding equity of the registrant and most of the outstanding equity of the Akashic, the parent of the registrant. We also note that you intend to seek quotation of your common stock on the OTCBB. Therefore, Mr. Church will be effecting the distribution and be the recipient of most of the shares in the distribution which may later be available for quotation on the OTCBB. Please tell us why Mr. Church should not be deemed an underwriter with respect to this distribution.

Prospectus Cover Page

7. Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. Your cover page contains superfluous information such as the delivery of certificates to Akashic stockholders.

8. Please eliminate the use of all capital letters and defined terms on the cover page and in the forepart of the prospectus. Please see our Staff Legal Bulletin 7A on Plain English Disclosure.

9. We note your cross reference to the risk factor section. Please highlight this cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

10. We note your commission legend. Please revise to indicate that no state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Refer to Item 501(b)(7) of Regulation S-K.

11. Please include the prospectus "subject to completion" legend as required by Item 501(b)(10).

Risk Factors, page 5

12. Please include a separate risk factor addressing the issues you face as a result of your going concern opinion. The risk factor should include a discussion of your ability to raise capital in light of your going concern opinion.

13. Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:

- "We may experience rapid growth, and in such case we will need to manage this growth effectively," page 6;

- "Competition for the acquisition of real estate properties is intense," page 8; and

- "We are not a real estate investment trust or an investment company."

Please revise accordingly. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. See Item 503(c) of Regulation S-K.

"One or more of our properties could become subject to foreclosure," page 10

14. Please revise this risk factor to adequately address the risk that would be presented to the company's business operations and financial condition.

"If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted," page 11

15. We note your statement, "We do not believe that our anticipated principal activities will subject to the Investment Company Act of 1940." Please delete this statement. Risk factors should not contain mitigating factors to the stated risk.

Business, page 16

16. Please explain the relationship between Ananda Investments, LLC on the one hand and the registrant, Akashic Ventures, Inc. and Mr. Church on the other hand.

17. Please explain why the company issued the company's shares to Mr. Church in consideration for the acquisition of 400 units of limited liability company member interest in Ananda Investments, LLC.

18. We note that the company issued 934,500 shares to Akashic Ventures, Inc. for $27,500 at the time of its formation in August 2009. Please clarify whether the company was a wholly owned subsidiary of Akashic at that time. If the company was a wholly-owned subsidiary, please clarify why the company, a wholly-owned subsidiary, had to issue shares to its parent company for consideration.

Industry Background, page 16

19. Please provide us with support for all quantitative and qualitative business and industry data used in this section. We note the following statements by way of example only:

  - "CNNMoney.com has reported that this recession, which is frequently referred to as "the Great Recession," is generally regarded as "the worst economic downturn since the Great Depression;" and

  - Huliq News has reported that total residential foreclosures in the United States for the two years and nine months ending with the third quarter of 2009 numbered 7,827,219, with the possibility of the total number of foreclosures reaching 25 million before the housing crisis ends.

  Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

20. We refer to your statements regarding "higher capitalization rates" and annual compounded returns of "greater than ten percent." Please tell us you basis for these statements. Alternativley, consider deleting all such statements.

Strategy, page 17

21. We note your statement, "Richard J. Church, the Company's current sole executive officer and director, has extensive experience in the real estate industry through his various real estate enterprises." Please expand your disclosure to give more information on Mr. Church's "extensive experience."

22. We note your statement, "The Company believes it can successfully identify such potential target acquisition based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Company's current management." Please expand your disclosure to indicate why management has not

successfully identified potential acquisition targets, other than the sole property interest, since inception.

Acquisition Selection, page 17

23. We note your statement, "The Company's management will have virtually unrestricted flexibility in identifying…" Please clarify what you mean by "virtually unrestricted flexibility."

Sole Property Interest, page 18

24. Please provide us with support for the statement, "The American Planning Association recently honored Montrose as one of the country's 10 great neighborhoods." Clearly mark the specific language in the supporting materials that supports the statement. Please ensure that you update your disclosure to the extent more recent information is available.

25. Please expand your disclosure to describe the material terms of any acquisition agreement you had in place for your acquisition of the property interest and include any such agreement as an exhibit to the registration statement.

26. Please revise here and on page 22 to describe the "substantive back-up obtained" to support the disclosure of the estimated fair market value of your interest in Ananda Investments, LLC.

Plan of Operation, page 19

27. Please describe your financing plans in connection with the pursuit of your real estate acquisitions.

Available Information, page 20

28. Please remove the statement that, "Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the related document filed with the Commission." Disclaimers of this nature are inappropriate.

Management, page 21

29. Please provide Mr. Church's business experience during the past five years giving specific dates held in each position. In addition, briefly discuss the specific

experience, qualifications, attributes or skills that led to the conclusion that Mr. Church should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Executive Compensation and Certain Transactions, page 21

30. Please revise to disclose the amount of principal currently outstanding and interest due under the promissory note and its maturity date.

Principal Shareholders, page 22

31. In your table, we note that Mr. Church's beneficial ownership of common stock after the distribution will be 95%. We further note that under the second risk factor on page 12, you stated that Mr. Church will own approximately 90% of all outstanding common stock after the distribution. Please reconcile your disclosure and revise the registration statement accordingly.

The Distribution, page 22

32. We note your statement, "Akashic has been dormant from a business perspective for more than a decade. Richard J. Church acquired control of Akashic on May 18, 2008." Please revise your disclosure to indicate Mr. Church's percentage ownership in Akashic.

33. We note your statement, "Shortly after the formation of the Company, another business opportunity presented itself to Akashic… Akashic is currently exploring the formation of another wholly owned subsidiary to pursue this more recent business opportunity." With a view to helping us understand the current disclosure, please provide more information on the background and status of the formation of the other wholly owned subsidiary. In particular, please clarify why the current "Distribution" is necessary if the AIDS treatment business will be pursued by a separate entity from Akashic.

Manner of Effecting the Distribution, page 24

34. We note your statement, "The Distribution will result in 50% of the outstanding shares of Common Stock being distributed to holders of Akashic common stock." Please revise your prospectus to disclose how many shareholders Akashic has.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

35. Please revise to include your accounting policies for offering and organizational expenses.

Note 3 – Investment in Affiliate, page F-7

36. Please tell us how you determined you were not required to provide audited financial statements for Ananda Investments, LLC, in accordance with Rule 3-09 of Regulation S-X.

Item 26. Recent Sales of Unregistered Securities, page II-I

37. We note your statement, "The issuance of Common Stock to Mr. Church is claimed to be exempt pursuant Section 4(2) of the Act." We further note your statement, "The issuance of Common Stock to Akashic is claimed to be exempt pursuant Section 4(2) of the Act." Please state briefly the facts relied upon to make the exemption available in each case. Refer to Item 701(d) of Regulation S-K.

Item 27. Exhibits, page II-2

38. Please include a list of subsidiaries as required by Item 601(b)(21) of Regulation S-K.

Exhibit 5.1

39. Please remove assumptions (ii) and (iii) in the fourth paragraph of the legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel